UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-41339

Swvl Holdings Corp

The Offices 4, One Central

Dubai World Trade Centre

Dubai, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Termination of Agreement to Acquire Zeelo LTD.

On July 29, 2022, Swvl Holdings Corp (“Swvl”) and Zeelo LTD. (“Zeelo”) agreed to terminate their previously-announced transaction whereby Swvl would acquire Zeelo.

The acquisition transaction was announced on April 28, 2022 and expected to close on May 24, 2022. All pre-completion obligations were met, but following financial market volatility, Swvl and Zeelo mutually agreed to terminate the planned transaction.

Swvl Global FZE, a subsidiary of Swvl, previously funded a $5,000,000 convertible promissory note to Zeelo. In connection with the termination of the acquisition transaction, Swvl Global FZE and Zeelo mutually agreed to terminate the convertible promissory note and Swvl Global FZE forgave the $5,000,000 balance thereunder.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SWVL HOLDINGS CORP

Date: July 29, 2022	By:	/s/ Youssef Salem
	Name:	Youssef Salem
	Title:	Chief Financial Officer